Prospectus Supplement
(To Prospectus dated June 8, 1999)
                                                Filed Pursuant to Rule 424(b)(2)
                                  Registration File Nos. 333-62113 and 333-72311
10,015,330 Shares

TITAN EXPLORATION, INC.

Common Stock
(par value $.01 per share)

The Selling Stockholders are offering all of these shares together with related rights to be issued under our rights plan and will receive all of the proceeds of this offering. The Selling Stockholders currently own approximately 30.6% of our Common Stock, and after this offering, will own approximately 4.0% of our Common Stock if the over-allotment option is not exercised. Our Common Stock is traded on the Nasdaq National Market under the symbol "TEXP." On July 1, 1999, the last reported sale price for our Common Stock was $5 3/8 per share.

Investing in the Common Stock involves certain risks. See "Risk Factors" beginning on page 4 of the accompanying Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

-----------------------------------------------
                                    Proceeds to
           Price to    Underwriting the Selling
           Public      Discount     Stockholder
-----------------------------------------------
Per Share  $5.250       $0.223      $5.027
-----------------------------------------------
Total      $52,580,483  $2,233,419  $50,347,064
-----------------------------------------------

The Selling Stockholders have agreed to grant the underwriters the right to purchase up to an additional 1,502,299 shares of Common Stock to cover over-allotments.

J.P. Morgan & Co.                                           Petrie Parkman & Co.

July 1, 1999

                               TABLE OF CONTENTS



                                                                            Page
                                                                            ----



                             Prospectus Supplement

Forward Looking Statements................................................. S-2
Prospectus Supplement Summary...............................................S-3
Capitalization..............................................................S-9
Price Range of Common Stock and Dividend Policy.............................S-9
Selling Stockholders.......................................................S-10
Underwriting...............................................................S-11
Legal Opinions.............................................................S-12
Experts....................................................................S-12


                                   Prospectus

About This Prospectus.........................................................2
Where You Can Find More Information...........................................2
Titan.........................................................................3
Use of Proceeds...............................................................3
Risk Factors..................................................................4
Forward Looking Statements....................................................9
Selling Stockholders.........................................................10
Plan of Distribution.........................................................11
Legal Matters................................................................11
Experts......................................................................11
Glossary of Oil and Gas Terms................................................13


                           FORWARD-LOOKING STATEMENTS


Certain statements contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including, but not limited to, those regarding our financial position, business strategy and other plans and objectives for future operations and any other statements which are not historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the expected effects on our business or operations. Among the factors that could cause actual results to differ materially from our expectations are inherent uncertainties in interpreting engineering and reserve data, operating hazards, delays or cancellations of drilling operations for a variety of reasons, competition, fluctuations and volatility in oil and gas prices, our ability to successfully integrate the business and operations of acquired companies, compliance with government and environmental regulations, increases in our cost of borrowing or inability or unavailability of capital resources to fund capital expenditures, dependence on key personnel, changes in general economic conditions and/or in the markets in which we compete or may, from time to time, compete and other factors including but not limited to those set forth under "Titan" in the Prospectus Supplement Summary and under "Risk Factors" and "Titan" in the accompanying Prospectus. These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. We assume no obligation to update any of these statements.

You should rely only on the information contained in this document or that to which we have referred you. We have not authorized anyone to provide you with information that is different. This Prospectus Supplement, and the accompanying Prospectus, is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should not assume that the information in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date on the front cover.

In connection with this offering, the underwriters and selling group members (if any) may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 under the Exchange Act. See "Underwriting."

                         PROSPECTUS SUPPLEMENT SUMMARY


This summary highlights certain of the information contained elsewhere in this Prospectus Supplement and the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our Common Stock. To understand this offering fully, you should read the entire Prospectus Supplement and the accompanying Prospectus carefully, including the risk factors and the financial statements and other information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Certain terms relating to the oil and gas industry are defined under the caption "Glossary of Oil and Gas Terms" in the accompanying Prospectus.

                                     Titan

We are an independent energy company engaged in the acquisition, exploitation, development and exploration of oil and gas properties located in the Permian Basin of West Texas and southeastern New Mexico and the Brenham Dome area of south central Texas. Since our inception in March 1995, we have rapidly increased our reserves and production. As of December 31, 1998, on a pro forma basis assuming the sales of certain assets that have been completed or are subject to current purchase agreements, we had proved reserves of 410.7 Bcfe, with a PV-10 of $203.0 million. On a pro forma basis, we had an average reserve life of approximately 12 years and, of our proved reserves, 70% were natural gas, 69% were classified as proved developed and 84% were operated by us.

Competitive Strengths

 . Successful Growth Record. We have increased our reserves since our inception in March 1995 to 410.7 Bcfe at December 31, 1998, on a pro forma basis, as a result of a series of acquisitions and successes in the exploitation, development and exploration of our properties. Over this period, our management has demonstrated our ability to identify and evaluate potential acquisitions and growth areas and successfully integrate new properties into our existing portfolio.

 . Substantial Exploitation Opportunities. Our oil and gas properties are located in approximately 90 fields in the Permian Basin and in the downdip geopressured Austin Chalk Trend in the Brenham Dome area of south central Texas. These regions are characterized by complex geology with numerous known producing horizons and provide significant opportunities to increase reserves, production and ultimate recoveries through development, horizontal drilling, recompletions, the use of 3-D seismic and other advanced technologies, as well as secondary and tertiary recovery projects in the Permian Basin. As of May 31, 1999, we had identified over 400 gross drilling locations, 50 recompletions and 10 secondary and tertiary recovery projects on our acreage.

 . Numerous Exploratory Drilling Projects. Our extensive exploration experience emphasizes deep well and horizontal drilling and the use of 3-D seismic and other advanced technology. Historically, the exploitation and development of our acquisitions have resulted in exploratory drilling projects. In addition, through opportunities such as our Paragon joint venture and our drilling in the Brenham Dome area, we continue to expand our prospect inventory and have identified numerous exploratory drilling projects.

 . Low Finding and Development Costs. Using our management's experience and expertise in our core operating areas, we have been able to add reserves through the exploitation of acquired properties at finding costs substantially below our per unit acquisition cost. From inception through December 31, 1998, we made significant acquisitions of 326 Bcfe at an average finding cost of $0.89 per Mcfe. We have spent approximately $137.8 million on exploration and on the exploitation and development of our properties, adding 230 Bcfe of proved reserves at an average finding cost of $0.60 per Mcfe. As a result, we have acquired, developed and found 556 Bcfe at a total cost of $427.0 million for an average finding and development cost of $0.77 per Mcfe.

 . Financial Flexibility. We have recently strengthened our balance sheet by disposing of non-strategic assets. As a result, we have reduced our outstanding principal under our secured credit facility to $75 million at June 30, 1999 from $145 million at March 31, 1999. Under that facility, we currently have additional availability of approximately $100 million.

 . Long-Lived Reserves. At December 31, 1998, on a pro forma basis, our properties had an estimated average reserve life of 12 years. As a result of the long-lived nature of our reserves, management believes that we are less vulnerable to commodity price and interest rate volatility than our competition with shorter reserve lives.

 . Experienced and Incentivized Management. We believe that our personnel provides us with a competitive advantage for exploitation and exploration opportunities in the Permian Basin and other complex producing basins in North America. Members of our management team have an average of over 28 years experience in the oil and gas industry, including experience in managing operations significantly larger than those operated by us. This experience provides us with a significant and diverse knowledge base upon which to expand our operations. Furthermore, management owns approximately 17.2% of our common equity on a fully-diluted basis, which we believe is important in aligning the interests of management with those of our investors.

Business Strategy

We seek to increase shareholder value by growing reserves, production and cash flow. The key elements of our strategy are as follows:

 . Identify Acquisition Opportunities. We seek to acquire oil and gas properties that provide opportunities for (a) the addition of reserves, production and value through exploitation and development, (b) high exploration potential and (c) the control of operations. Since inception, we have made five significant acquisitions and believe that other acquisition opportunities exist in the Permian Basin and other North American basins. We have maintained the financial flexibility to pursue additional acquisition opportunities. We aggressively review a substantial number of possible acquisitions each year, applying rigorous evaluation standards to each.

 . Exploitation of Reserve Base. We believe that there are significant development and exploitation opportunities in prolific, multi-pay fields located in our core operating areas, and we have a substantial inventory of drilling locations. We engage in horizontal and infill drilling activities, major workovers, recompletions, secondary and tertiary recovery operations, and other production enhancement techniques in order to increase reserves and production. In 1999, subject to market conditions and drilling and operating results, we expect to spend approximately $15.5 million of our capital budget for developmental drilling activities and $17.2 million for possible and probable projects.

 . Pursue Exploration Activities. We have identified an extensive inventory of exploration opportunities and seek to apply our management's extensive geological, geophysical and drilling expertise to evaluate and develop these exploration projects. As part of our exploration strategy, we attempt to reduce the costs and risks of our exploration activities by, in selected circumstances, applying 3-D seismic technology and drilling wells with multiple pay objectives in known producing areas. For selected projects we will sell interests in our exploration prospects to industry partners, as demonstrated by the Paragon joint venture that combines the regional and technical expertise of both participants. Subject to market conditions and drilling and operating results, we expect to spend approximately $13.5 million of our 1999 capital budget on exploration opportunities and seismic and leasing activities.

 . Capitalize on Advanced Technology. We seek to complement our management's geological and drilling expertise by capitalizing on the use of advanced technology to identify, explore and exploit projects. We believe that the complex geology of certain areas in which we currently operate, such as the Permian Basin, is characterized by numerous known producing zones and provides opportunities to apply advanced technology to increase reserves, production and ultimate recoveries. Using 3-D seismic, horizontal drilling, secondary and tertiary recovery methods and other sophisticated technologies, we seek to enhance our drilling success, production rates, the size of our average discovery and our total economic returns.

 . Maintain Low Cost Structure. We have implemented and plan to emphasize a low overhead and operating cost structure to enhance the profitability and exploitation potential of our properties. By operating a significant portion of our reserve base (approximately 84% of our reserves on a pro forma basis), we believe we are better able to optimize the timing of development and exploitation of such properties and to manage cost reduction efforts. By reducing field-level and other costs, we have been able to reduce costs per Mcfe, including lease operating expenses, production taxes and general and administrative expenses, from $1.01 per Mcfe in 1998 to $0.85 per Mcfe in the first quarter of 1999.

                              Recent Developments

Operating Highlights

Paragon Joint Venture

We have entered into an exploration joint venture agreement with the Permian Gas Business Unit of Mobil Exploration & Producing U.S. Inc. ("MEPUS"). The venture, named Paragon, is conducting a proprietary 3-D seismic program covering approximately 600 square miles in two phases of 300 square miles each in Culberson and Reeves counties in the Permian Basin of West Texas. Upon completion, the program should represent one of the largest proprietary contiguous 3-D seismic acquisition programs conducted within the onshore lower 48 states.

The venture has acquired over 400,000 net acres of leasehold interests to date. We were substantially carried in the acquisition of the leasehold interest and own a 50% working interest in the leasehold acreage. Additionally, we were substantially carried by MEPUS in the acquisition of approximately 300 miles of seismic data in Phase I of the program. Based upon the initial results of Phase I, the parties have committed to the Phase II seismic program, which will cover the remaining 300 square miles. MEPUS will pay approximately 75% of the costs to acquire this additional 300 miles. We will pay 25% of the costs of the Phase II seismic program and will own, along with MEPUS, the proprietary 3-D seismic data over the entire 600 square miles. Based on the current working interest, we would share equally the costs of all wells drilled and subsequent acreage acquired with MEPUS. Once we have recovered our share of costs paid, MEPUS will share in our revenues until such time as it has recovered its share of costs. Subsequently, we would share all costs and production equally with MEPUS.


It is anticipated that the acquisition of all 600 square miles of seismic data will be completed by mid-2000. We anticipate that drilling activity will commence during the third quarter of 1999.


Drilling Activity

Our current 1999 capital budget is approximately $46.2 million. Of our total budget, approximately $15.5 million is allocated to development drilling, $17.2 million to activities on probable and possible locations and $13.5 million to exploratory, seismic, leasing and other activities.

Permian Basin. During 1999, we are continuing our development of the Cherry Canyon sands in the Mi Vida field located in Reeves County, Texas. We have recently completed five wells in the field and, subject to continued successful drilling in this formation, plan to drill approximately eight additional wells before the end of 1999. Using 3-D seismic technology, we have also identified four additional Fusselman locations and plan to drill at least one of these wells prior to year end.

We intend to drill approximately 20 exploitation wells in the Foster field located in Ector County, Texas during the remainder of 1999. We also plan an aggressive drilling program of approximately 30 wells throughout the Gomez, Evetts, Magutex, Petco, Caprito and Oates fields. In addition to the drilling in these fields, we intend to drill approximately 30 wells on other projects.

Brenham Dome. We recently completed our third producing well in the Brenham Dome area, the Dierking No. 1, a dual lateral horizontal well in Austin County, Texas, which is currently flowing approximately 45 MMcf per day into a sales line. Initial flow rates are typically significantly higher than the average flow rate over the life of a well. We have a 22.4% working interest in the well. In addition, we are currently drilling two wells east and southeast of the Dierking discovery, each with a 33% working interest. If these wells are successful, we intend to drill at least two more wells in this area prior to the end of 1999. We have approximately 25,000 gross (15,000 net) acres in the Brenham Dome area and continued successful drilling could provide us with as many as 21 gross additional drilling locations.

Dispositions

In order to redeploy capital to higher return opportunities and acquisitions, invest in projects that may accelerate our cash flow, eliminate certain administrative costs and strengthen our balance sheet, in 1998 we approved a plan to dispose of certain non-strategic assets, including our Gulf of Mexico, Gulf Coast and certain Permian Basin assets.

In late May 1999, we sold our assets in the Gulf of Mexico for $71.3 million in cash to Coastal Oil & Gas Corporation. During the period from January 1999 through April 1999, we sold other oil and gas properties for proceeds of approximately $6 million and currently intend to dispose of other non-strategic oil and gas properties in the Permian Basin with expected proceeds ranging from $10 million to $15 million. All proceeds from the dispositions have been or will be used to reduce our bank debt.

Board Action

On June 10, 1999, our Board of Directors voted to adopt a Rights Agreement pursuant to which rights to shares of our preferred stock will be distributed as a dividend, one right per share, to record owners of our common stock as of the close of business on July 1, 1999. The Rights Agreement was not adopted in response to any known offers for our outstanding common stock. At the same time, our Board voted to amend our Bylaws to delete a provision that allowed holders of 10% of our outstanding common stock to call a special meeting of stockholders one time a year.

Our Board of Directors also voted to adopt severance agreements pursuant to which each of our executive officers will receive severance compensation in an amount equal to three times such officer's current base salary and prior year's bonus in the event of a change of control. Our Board also voted to (a) extend the term of options outstanding under our Option Plan and 1996 Incentive Plan,
(b) grant employee stock options for an aggregate of approximately 180,000 shares of Common Stock to our officers and (c) adopt the 1999 Non-Officer Employee Stock Option Plan, which provides for option grants of up to 200,000 shares.

Russell 2000(R) Index

On June 30, 1999, our Common Stock was removed from the Russell 2000/(R)/ Index. Because many index funds and other buyers purchase the shares that comprise well known indices, such as the Russell 2000/(R)/ Index, we cannot assure you that our removal from this index will not have an adverse effect on our stock price and trading volume.

Our executive offices are located at 500 West Texas, Suite 200, Midland, Texas 79701, and our telephone number is (915) 498-8600.

                                  The Offering

Number of shares the
Selling Stockholders are
selling in this offering..............      10,015,330

Number of shares outstanding..........      37,680,675 shares.

Proceeds from this offering...........      All proceeds from the offering will
                                            be received by the Selling
                                            Stockholders.

NASDAQ Symbol                               TEXP.

                             Selling Stockholders

Natural Gas Partners, L.P. ("NGP"), Natural Gas Partners II, L.P. ("NGP II") and NGP-Louisiana Partners, L.P. are liquidating their holdings in Titan in accordance with the requirements of their respective limited partnership agreements. The Selling Stockholders are offering to sell all of their shares of Titan stock, other than 1,502,299 shares which are allocable to the general partners of the Selling Stockholders and are subject to an over-allotment option granted by the Selling Stockholders to the underwriters.

                                  Risk Factors

Prospective investors should carefully consider all of the information set forth in this prospectus supplement and the accompanying prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors" for risks involved with an investment in the shares.

                Summary Consolidated Historical Financial Data

The following tables set forth certain (a) historical financial data, (b) pro forma financial data reflecting the sales of certain assets that have been completed or are subject to current purchase agreements and (c) historical and pro forma reserve and operating data. The historical data should be read in conjunction with the historical Consolidated Financial Statements and Notes thereto incorporated by reference herein, and the pro forma data should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements and Notes thereto incorporated by reference herein. Neither the historical nor the pro forma results are necessarily indicative of future results.


                                                           Year Ended                                 Three Months
                                                           December 31,                               Ended March 31,
                                       --------------------------------------------------  -----------------------------------
                                                    Historical                Pro Forma          Historical          Pro Forma
                                       -----------------------------------    ---------    ----------------------    ---------
                                          1996         1997         1998         1998         1998        1999          1999
                                       ---------    ---------    ---------    ---------    ---------   ----------    ---------
                                                                        (dollars in thousands)
Consolidated Statement of
 Operations Data:
Revenues:
  Oil and gas sales................... $  23,824   $   73,827    $  72,876    $  59,895    $  22,107   $   14,780    $  12,244
                                       ---------   ----------    ---------    ---------    ---------   ----------    ---------

Expenses:
  Oil and gas production..............     7,312       16,298       27,078       19,801        8,060        4,953        3,771
  Production and other taxes..........     1,887        5,548        5,725        5,262        1,619        1,207        1,128
  General and administrative..........     2,270        5,372        9,163        6,948        2,731        2,169        1,808
  Amortization of stock
    option awards.....................     1,839        5,053        5,055        5,055        1,264        1,263        1,263
  Exploration and abandonment.........       184        3,055       17,596       15,485        2,094        2,545        2,316
  Depletion, depreciation
    and amortization..................     5,789       19,972       27,090       20,831        6,763        4,826        3,584
  Impairment of long-lived
    assets............................        --       68,997       25,666        8,357           --       25,900           --
  Restructuring costs.................        --           --          625           --           --           --           --
                                       ---------   ----------    ---------    ---------    ---------   ----------    ---------
    Total expenses....................    19,281      124,295      117,998       81,739       22,531       42,863       13,870
                                       ---------   ----------    ---------    ---------    ---------   ----------    ---------
  Operating income (loss).............     4,543      (50,468)     (45,122)     (21,844)        (424)     (28,083)      (1,626)
  Interest expense....................    (2,965)      (1,524)      (8,648)      (2,889)      (1,707)      (2,551)      (1,143)
  Other, net..........................       503          258        1,172          128           86          631           44
  Income taxes (expense)
    benefit...........................    (3,484)      18,267        5,381        5,381          720           --           --
                                       ---------   ----------    ---------    ---------    ---------   ----------    ---------
  Net loss............................ $  (1,403)  $  (33,467)   $ (47,217)   $ (19,224)   $  (1,325)  $  (30,003)   $  (2,725)
                                       =========   ==========    =========    =========    =========   ==========    =========

Operating and Other Data:
  EBITDAX (a)......................... $  12,923   $   46,809    $  31,617    $  28,012    $   9,918   $    6,995    $   5,581
  Capital expenditures................   150,119      114,377       63,235                    14,067        7,548
  Net cash provided by
    used in) operating
    activities........................     7,710       46,563       18,448                     4,681        3,157
  Net cash used in
    investing activities..............  (144,998)    (114,302)     (58,413)                  (11,719)      (6,743)
  Net cash provided by
    financing activities..............   137,365       63,052       38,972                    10,371        4,062
Consolidated Balance Sheet
 Data (at end of period):
  Cash and cash equivalents........... $   6,290   $    1,603    $     610                 $   4,936   $    1,086    $   1,086
  Total assets........................   207,179   $  352,583      341,022                   359,246      311,904      226,909
  Total long-term debt,
    including current
    maturities........................     6,500       85,450      144,200                   101,200      148,300       64,878
  Stockholders' equity................   187,186      232,421      171,354                   227,001      142,614      145,315

----------------------------------
(a) EBITDAX (as used herein) is calculated by adding interest, income taxes, depletion, depreciation and amortization, impairment of long-lived assets, restructuring costs, amortization of stock option awards, exploration and abandonment costs, and other noncash charges to net income (loss). EBITDAX is not intended to represent cash flow or any other measure of performance in accordance with GAAP. EBITDAX is included herein because management believes that certain investors find it to be a useful analytical tool. Other companies may calculate EBITDAX differently, and we cannot assure you that such figures are comparable with similarly-titled figures for such other companies.

                      Summary Reserve and Production Data
                (Dollars in thousands, except per unit amounts)

                                                                           Year Ended December 31,
                                                               -----------------------------------------------
                                                                           Historical               Pro Forma
                                                               ----------------------------------  -----------
                                                                  1996        1997        1998        1998
                                                               ----------  ----------  ----------  -----------
Estimated Proved Reserves (at December 31)(a):
   Oil (MBbls)............................................        19,456      30,275      23,011       20,276
   Gas (MMcf).............................................       301,378     345,372     331,970      289,025
   Natural gas equivalents (MMcfe)........................       418,114     527,022     470,036      410,681
Percent natural gas.......................................            72%         66%         71%          70%
Percent proved developed..................................            66%         68%         60%          69%
Product prices (at December 31):
   Oil (per Bbl)..........................................      $  25.09    $  16.11    $   9.49     $   9.52
   Natural gas (per Mcf)..................................      $   2.70    $   1.83    $   1.57     $   1.51
Future net cash flows (at December 31):
   Undiscounted...........................................      $952,158    $729,051    $437,137     $380,644
   Discounted.............................................       537,366     435,127     242,170      202,952
Average Reserve Life (years)(b)...........................            NM          16          11           12
Reserve additions (MMcfe):
   Acquisitions...........................................       188,929      86,269      20,415       13,984
   Extensions, discoveries and revisions..................        67,385      56,023     (35,256)     (35,846)
                                                                --------    --------    --------     --------
   Total additions........................................       256,314     142,292     (14,841)     (21,862)
                                                                ========    ========    ========     ========
Costs incurred:
   Acquisitions...........................................      $139,912    $125,403    $  5,398
   Exploration and development costs......................        12,597      47,752      51,979
                                                                --------    --------    --------
   Total costs incurred...................................      $152,509    $173,155    $ 57,377
                                                                ========    ========    ========
Cumulative all sources unit finding cost (per Mcfe)(c)....            --    $   0.65    $   0.77

                                                                                    Three Months Ended
                                          Year Ended December 31,                        March 31,
                                    -------------------------------------   ----------------------------------
                                           Historical           Pro Forma         Historical         Pro Forma
                                    -------------------------   ---------   --------------------     ---------
                                     1996     1997     1998       1998        1998        1999         1999
                                    -------  -------  -------   ---------   --------     -------      --------
Production:
  Oil (MBbls).....................      714    1,880    2,492       2,206        629         598           521
  Gas (MMcf)......................    5,787   22,104   26,731      21,935      7,326       6,192         5,145
  Total (MMcfe)...................   10,071   33,384   41,683      35,171     11,100       9,780         8,271
Average Sales Price Per Unit(d):
  Oil (per Bbl)...................  $ 19.16  $ 18.67  $ 12.05    $  12.05   $  13.65    $  10.64      $  10.65
  Gas (per Mcf)...................     1.75     1.75     1.60        1.52       1.85        1.36          1.30
  Mcfe............................     2.37     2.21     1.75        1.70       1.99        1.51          1.48
Expenses Per Mcfe:
  Production costs, excluding
    production taxes..............  $  0.72  $  0.48  $  0.65    $   0.56   $   0.73    $   0.51      $   0.46
  Production and other taxes......     0.19     0.17     0.14        0.15       0.15        0.12          0.14
General and administrative........     0.23     0.16     0.22        0.20       0.26        0.22          0.22
  Depreciation, depletion and
    amortization..................     0.57     0.60     0.65        0.59       0.61        0.49          0.43

----------------------------

(a) The reserve and present value data at December 31, 1996, 1997 and 1998 has been prepared by Williamson Petroleum Consultants, Inc. ("Williamson"), independent petroleum engineering consultants, and us. Of our total PV-10, Williamson evaluated certain properties representing 100%, 90% and 77% of PV-10 for the years ended December 31, 1996, 1997 and 1998, respectively. For additional information relating to our oil and gas reserves, see "Risk Factors--We Face the Risk of Volatility of Oil and Gas Prices and the Marketability of Our Production" and "--Uncertainty of Reserve Information and Future Net Revenue Estimates," in the accompanying prospectus.

(b) Average reserve life is calculated by dividing total reserves by our actual production for the period.

(c) Finding cost is calculated by dividing total cumulative costs incurred by total cumulative reserve additions.

(d)  Reflects results of hedging activities.

                                 CAPITALIZATION

The following table sets forth as of March 31, 1999, our (a) historical capitalization and (b) pro forma capitalization reflecting the sales of certain assets that have been completed or are subject to current purchase agreements. The table should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in the accompanying prospectus.



                                                           March 31, 1999
                                                        ---------------------
                                                        Historical  Pro Forma
                                                        ----------  ---------
                                                       (dollars in thousands)
Long-Term Debt (including current maturities):
 Existing Credit Agreement.........................       $145,000   $ 64,000
Unsecured Credit Agreement.........................          3,300        878
                                                          --------   --------
 Total long-term debt, including current
 maturities........................................        148,300     64,878
Total stockholders' equity.........................        142,614    145,315
                                                          --------   --------
Total capitalization...............................       $290,914   $210,193
                                                          ========   ========



                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY



Our common stock is listed on the Nasdaq National Market under the symbol "TEXP." The following table sets forth, for the periods indicated, the high and low closing sales price per share for our common stock.


                                           High            Low
                                       -------------  -------------
Fiscal Year Ended December 31, 1997
  First Quarter.....................   $      14 1/8  $       8 1/8
  Second Quarter....................          12 1/8          7 1/8
  Third Quarter.....................          12 1/2          9 1/2
  Fourth Quarter....................          13 1/2          9 1/8

Fiscal Year Ended December 31, 1998
  First Quarter.....................   $       9 1/4  $           7
  Second Quarter....................           9 1/2          7 3/4
  Third Quarter.....................           8 3/4          5 1/2
  Fourth Quarter....................           7 1/2          5 1/2

Fiscal Year Ended December 31, 1999
  First Quarter.....................   $       7 1/8  $     4  9/16
  Second Quarter....................         5 13/16        4 15/32


On July 1, 1999, the last reported sales price on the Nasdaq National Market was $5 3/8 per share. As of April 15, 1999, there were approximately 140 holders of record and more than 3,000 beneficial owners of record of our common stock.

We have never paid any cash dividends on our common stock, and our Board of Directors does not currently intend to declare cash dividends on our common stock. We instead intend to retain our earnings to support the growth of our business. Any future cash dividends would depend on future earnings, capital requirements and our financial condition and other factors deemed relevant by our Board of Directors. Our credit facility currently prohibits the payment of dividends.

                              SELLING STOCKHOLDERS

The following table sets forth the names of the Selling Stockholders, the aggregate number of shares owned by each Selling Stockholder prior to this offering, the percentage of our outstanding common stock owned by each such Selling Stockholder prior to this offering, the aggregate number of shares to be offered by each Selling Stockholder, the aggregate number of shares to be owned by each Selling Stockholder after the sale of all shares in this offering and the percentage of our outstanding common stock that will be owned by each such Selling Stockholder thereafter, in each case assuming the offering and sale of all shares covered by this Prospectus, other than the shares subject to the over-allotment option.

                                         Shares Beneficially Owned                          Shares Beneficially Owned
                                             Prior to Offering                                    After Offering
                                        ---------------------------                       -----------------------------
                                          Number of                     Number of Shares  Number of
        Selling Stockholders               Shares      Percent (1)      Being Offered     Shares (2)     Percent (1)
--------------------------------------  ------------  -------------     ----------------  ----------     -----------
Natural Gas Partners, L.P. (3)(6)
777 Main Street, Suite 2250
Fort Worth, Texas  76102                   6,159,366        16.35%         5,155,726       1,003,640           2.66%

Natural Gas Partners II, L.P.(4)
777 Main Street, Suite 2250
Fort Worth, Texas 76102                    5,000,777        13.27%         4,575,121         425,656           1.13%

NGP Louisiana Partners, L.P. (5)(6)
777 Main Street, Suite 2250
Fort Worth, Texas 76102                      357,486            *            284,483          73,003              *
                                          ----------        -----         ----------       ---------           ----
    Total ............................    11,517,629        30.57%        10,015,330       1,502,299           3.99%
                                          ==========        =====         ==========       =========           ====

____________________

*Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

(1) Based on 37,680,675 shares of Common Stock issued and outstanding as of June 30, 1999.

(2) These shares are allocable to the interests of the general partners of the Selling Stockholders and will be sold only pursuant to an over-allotment option granted to the underwriters by the Selling Stockholders.

(3) 1,391,959 of the shares being offered were acquired from us pursuant to the Amended and Restated Merger Agreement among Titan, Offshore Energy Development Corporation and our wholly-owned subsidiaries. We are registering such shares pursuant to certain registration requirements contained in a registration rights agreement entered into pursuant to such merger agreements to permit secondary trading of the acquired shares. See "Plan of Distribution." 4,767,407 of the shares being offered were acquired from us in a private placement that was completed in April 1995.

(4) These shares were acquired from us in a private placement that was completed in April 1995.

(5) The shares being offered were acquired from us pursuant to the Carrollton Merger Agreement. We are registering the shares received pursuant to the Carrollton Merger Agreement pursuant to certain registration requirements contained in a registration rights agreement entered into pursuant to such merger agreements to permit secondary trading of the acquired shares.

(6) Natural Gas Partners, L.P. ("NGP") is the sole limited partner of NGP-Louisiana Partners, L.P. ("NGP-Louisiana") and owns a 95.07% economic interest in NGP-Louisiana. A corporation serves as the general partner and owns the remaining 4.93% of NGP-Louisiana.

Each of the Selling Stockholders is offering to sell its shares in Titan in accordance with its obligations to its limited partners under the limited partnership agreement governing such Selling Stockholder. The Selling Stockholders will sell 1,502,299 of the shares allocable to the general partners pursuant to the respective limited partnership agreements only pursuant to the exercise of an overallotment option in this offering; otherwise such shares will be distributed to the general partners on or after the proceeds of the sale of the shares sold pursuant hereto are distributed to the limited partners of the Selling Stockholders.

                                 UNDERWRITING

Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this Prospectus Supplement, the underwriters, J.P. Morgan Securities Inc. and Petrie Parkman & Co., Inc., have severally agreed to purchase, and the Selling Stockholders have agreed to sell to them, the respective number of shares of Common Stock set forth opposite their names below.

Underwriters                                                 Number of Shares
------------                                                 ----------------
J.P. Morgan Securities Inc.  ..............................         6,509,965
Petrie Parkman & Co., Inc.   ..............................         3,505,365
                                                             ----------------
     Total  ...............................................        10,015,330
                                                             ================

The underwriting agreement provides that the obligations of the several underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. Under the terms and conditions of the underwriting agreement, the underwriters are obligated to take and pay for all such shares of common stock, if any are taken.

The underwriters propose initially to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $0.133 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.100 per share to certain other dealers. Following this offering of the Common Stock, the offering price and other selling terms may be changed from time to time by the underwriters.

Pursuant to the underwriting agreement, the Selling Stockholders have granted to the underwriters an option, exercisable for 30 days from the date hereof, to purchase up to 1,502,299 additional shares of Common Stock, on the same terms and conditions as set forth on the cover page hereof. If such option is exercised in full, the total price to the public, underwriting discounts and commissions, and proceeds to the Selling Stockholders will be $60,467,552, $2,568,431 and $57,899,121. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of shares of Common Stock offered hereby. To the extent such option is exercised, each of the underwriters will have a commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by it as shown in the table above bears to the total number shares of Common Stock initially offered hereby.

Titan Exploration and certain of the stockholders, officers and directors of Titan Exploration have agreed that during the period beginning from the date of this Prospectus Supplement and continuing to and including the date 90 days after the date of this Prospectus Supplement they will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities of Titan Exploration which are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exercisable or exchangeable for, or that represent the right to receive Common Stock or any such substantially similar securities or (2) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequences of ownership of Common Stock or any securities substantially similar to the Common Stock (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus supplement), without the prior written consent of J.P. Morgan Securities Inc.

It is estimated that the total expenses of this offering, excluding underwriting discounts, will be approximately $200,000. The Selling Stockholders may be responsible for a portion of such expenses.

Titan Exploration and the Selling Stockholders have agreed to indemnify the underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of Common Stock. Specifically, the underwriters may over-allot in connection with the offering, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Petrie Parkman & Co., Inc. has provided investment banking advice to Titan Exploration from time to time for which it has received customary compensation.

Certain of the Underwriters and selling group members (if any) that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on Nasdaq in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 101 of Regulation M would otherwise prohibit such activity. Rule 103 prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution or at a time when a stabilization bid is in effect. Under Rule 103, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to the greater of (a) 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed and (b) 200 shares. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL OPINIONS

The legality of the Common Stock offered hereby will be passed upon for us by Thompson & Knight, P.C., Dallas, Texas. Certain matters will be passed upon for the underwriters by Davis Polk & Wardell, New York, New York.

                                    EXPERTS

The consolidated financial statements of Titan Exploration, Inc. as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 and the statements of revenues and direct operating expenses for the 1996 Acquisition for the years ended December 31, 1995, 1994, and 1993, have been incorporated herein by reference in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

Certain estimates of oil and gas reserves included and incorporated by reference herein were based upon engineering evaluations prepared by Williamson Petroleum Consultants, Inc., independent engineers. Of the Company's total PV-10, Williamson evaluated certain properties representing 100%, 90% and 77% of PV-10 for the years ended December 31, 1996, 1997 and 1998, respectively. Such estimates are included or incorporated herein in reliance on the authority of such firm as experts in such matters.

PROSPECTUS



                               11,517,629 Shares



                            TITAN EXPLORATION, INC.



                           500 West Texas, Suite 200
                             Midland, Texas  79701
                                 (915) 498-8600


                                  Common Stock

                              --------------------



     Certain stockholders of Titan Exploration, Inc. are offering up to 11,517,629 shares of Titan common stock under this prospectus.

     Two of the selling stockholders obtained 9,768,184 of their shares of Titan common stock in private placements completed prior to Titan's initial public offering in December 1996. In addition, one such stockholder, along with an affiliate, obtained 1,749,445 shares of Titan common stock on December 12, 1997 by virtue of Titan's acquisition of Offshore Energy Development Corporation and Carrollton Resources, L.L.C. Except as described in the discussion of SELLING STOCKHOLDERS, the selling stockholders expect to sell all of their shares.

     The selling stockholders may offer their Titan common stock through public or private transactions, on or off the Nasdaq Stock Market's National Market (the "Nasdaq"), at prevailing market prices, or at privately negotiated prices. The selling stockholders can utilize broker-dealers to facilitate these transactions. To the extent required, the specific shares to be sold, the terms of the offering, including price, the names of any agent, dealer or underwriter, and any applicable commission, discount or other compensation with respect to a particular sale will be set forth in an accompanying prospectus supplement.

     Titan's common stock is listed on the Nasdaq under the symbol "TEXP." On June 7, 1999, the last reported sale price of the Titan common stock on the Nasdaq was $4/15/32/ per share.

     Investing in the Titan common stock involves certain risks. See "Risk Factors" beginning on page 4.

                              -----------------------

     The Titan shares of common stock offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
                              -----------------------


                  The date of this prospectus is June 8, 1999.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC. This prospectus provides you with a general description of the securities being offered. You should read this prospectus together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION and any information contained in an accompanying prospectus supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

 .    The Financial Statements for our 1996 acquisition of Permian Basin oil and gas properties included in our Registration Statement on Form S-4 filed on November 14, 1997 (Registration No. 333-40215).

 .    Annual Report on Form 10-K for the year ended December 31, 1998.

 .    Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

 .    Current Report on Form 8-K dated May 20, 1999.  This filing includes the unaudited pro forma combined financial statements of the Company which primarily reflect the effects of the disposition of certain assets.

 .    Form 8-A dated December 9, 1996 containing a description of the Common
     Stock.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address:

        Titan Exploration, Inc.
        Attn: William K. White Vice President, Finance and Chief Financial
              Officer
        500 West Texas, Suite 200
        Midland, TX 79701
        (915) 498-8600

     You should rely only on the information incorporated by reference or provided in this prospectus or contained in an accompanying prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                                     TITAN

     Titan Exploration, Inc. is an independent energy company engaged in the exploitation, development, exploration and acquisition of oil and gas properties currently located in the Permian Basin of West Texas and southeastern New Mexico and central Texas. Since our inception in March 1995, we have increased our reserves, production and cash flow through (a) the acquisition of producing properties that provide exploitation, development and exploration potential and
(b) the development and exploration of our properties.

     Our strategy is to grow reserves, production and net income per share through:

 .    acquisition of producing properties that provide significant development and exploratory drilling potential,

 .    exploitation and development of our reserve base,

 .    exploration for oil and gas reserves,

 .    capitalization on advanced technology to identify, explore and exploit projects,

 .    financial flexibility, and

 .    a low overhead and operating cost structure.

     As of December 31, 1998, our estimated net proved reserves were approximately 23.0 MMBbls of oil and 332.0 Bcf of natural gas, or an aggregate of 470.0 Bcfe with a PV-10 of $242.2 million. Approximately 60% of these reserves were classified as proved developed. As of December 31, 1998, on a pro forma basis, assuming the disposition of assets that have closed or are subject to current purchase agreements, our estimated net proved reserves would have been approximately 20.3 MMBbls of oil and 289.0 Bcf of gas, or an aggregate of
410.7 Bcfe with a PV-10 of $203.0 million. Approximately 69% of these reserves were classified as proved developed on a pro forma basis. We acquired, explored for and developed our reserves for an average reserve replacement cost of approximately $.77 per Mcfe from our inception through December 31,1998.

     We prefer to acquire properties over which we can exercise operating control. As of December 31, 1998, we operated 825 gross productive wells (740 net productive wells) and these operated properties represented approximately 84% of proved developed PV-10 and 83% of our PV-10 attributable to proved reserves as of such date. We believe our emphasis on controlling the operation of properties enables us to better manage expenses, capital allocation and other aspects of development and exploration.

     Our proved oil and gas properties are principally located in approximately 90 fields in the Permian Basin and in central and south Texas. Approximately 75% of our PV-10 of total proved reserves is concentrated in 16 principal fields located in the Permian Basin. The Permian Basin is characterized by complex geology with numerous known producing horizons and provides significant opportunities to increase reserves, production and ultimate recoveries through development, exploratory and horizontal drilling, recompletions, secondary and tertiary recovery methods, and use of 3-D seismic and other advanced technologies.

                                USE OF PROCEEDS

     All net proceeds from the sale of the Titan shares will go to the stockholders who offer and sell their shares. Accordingly, we will not receive any proceeds from sales of the Titan shares.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this prospectus, you should carefully consider the risks that we have highlighted in the next section.

We Face the Risk of Volatility of Oil and Gas Prices and the Marketability of Our Production

     Our revenues, operating results and future rate of growth are highly dependent upon the prices we receive for our oil and gas. Historically, the markets for oil and gas have been volatile and may continue to be volatile in the future. Various factors which are beyond our control will affect prices of oil and gas, such as:

 .    the worldwide and domestic supplies of oil and gas,

 .    the ability of the members of the Organization of  Petroleum Exporting
     Countries ("OPEC") to agree to and maintain oil price and production controls,

 .    political instability or armed conflict in oil-producing regions,

 .    the price and level of foreign imports,

 .    the level of consumer demand,

 .    the price and availability of alternative fuels,

 .    the availability of pipeline capacity,

 .    weather conditions,

 .    domestic and foreign governmental regulations and taxes, and

 .    the overall economic environment.

     We are unable to predict the long-term effects of these and other conditions on the prices of oil. Lower oil and gas prices may reduce the amount of oil and gas we produce economically, which may adversely affect our revenues and operating income and may require a reduction in the carrying value of our oil and gas properties. We make substantially all of our sales of oil and gas in the spot market or pursuant to contracts based on spot market prices and not pursuant to long-term fixed price contracts. We try to reduce price risk by entering into hedging transactions with respect to a portion of our expected future production. We cannot assure you, however, that such hedging transactions will reduce risk or mitigate the effect of any substantial or extended decline in oil or natural gas prices.

     The marketability of our production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Most of our natural gas is delivered through gas gathering systems and gas pipelines that we do not own. Federal and state regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect our ability to produce and market our oil and gas. Any dramatic change in market factors could have a material adverse effect on our business, financial condition and results of operations.

Our Business Requires Substantial Capital Expenditures

     We make, and will continue to make, substantial capital expenditures for the exploration, development, acquisition and production of our oil and gas reserves. We intend to finance these capital expenditures primarily with funds provided by operations, the incurrence of debt, the issuance of equity and the sale of non-core assets. Our direct capital expenditures for oil and gas producing activities were $52.0 million, $47.8 million and $12.6 million for the years ended December 31, 1998, 1997 and 1996, respectively, and $4.3 million for the three months ended March 31, 1999. If revenues decrease as a result of lower oil or gas prices or otherwise, we may have limited ability to expend the capital necessary to replace our reserves or to maintain production at current levels, resulting in a decrease in production over time. If our cash flow from operations and availability under our credit agreement are not sufficient to satisfy our capital expenditure requirements, we cannot assure you that we will be able to obtain additional debt or equity financing to meet these requirements.

Uncertainty of Reserve Information and Future Net Revenue Estimates

     There are numerous uncertainties inherent in estimating quantities of proved reserves and their values, including many factors beyond our control.
The reserve information contained in this prospectus and our other filings with the SEC represents estimates only. Although we believe such estimates are reasonable, reserve estimates are imprecise and you should expect them to change as additional information becomes available.

     Estimates of oil and gas reserves, by necessity, are projections based on the evaluation of available geological, geophysical, economic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom may vary substantially from those estimated in this prospectus and our other filings with the SEC. Moreover, we cannot assure you that our reserves will ultimately be produced or that our proved undeveloped reserves, the recovery of which requires significant capital expenditures and successful drilling operations, will be developed within the periods anticipated. Any significant variance in the assumptions could materially affect the estimated quantity and value of our reserves. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material.

     Approximately 40% of our total proved reserves on December 31, 1998 were undeveloped, which are by their nature less certain. Recovery of these reserves will require significant capital expenditures and successful drilling operations. The reserve data set forth in our estimates assumes that we will expend substantial capital to develop these reserves. Although we have prepared our cost and reserve estimates attributable to our oil and gas reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the results will be as estimated.

     In addition, you should not construe the PV-10 referred to in this prospectus to be the current market value of the estimated oil and gas reserves attributable to our properties. In accordance with applicable requirements, we generally base the estimated discounted future net cash flows from proved reserves on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. The amount and timing of actual production, supply and demand for oil and gas, curtailments or increases in consumption by gas purchasers, changes in governmental regulations or taxation and other factors will also affect actual future net cash flows.
The timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties will affect the timing of actual future net cash flows from proved reserves, and thus also affect their actual present value. In addition, the 10% discount factor, which the SEC requires us to use in our calculation of the discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.

Reserve Replacement Risk

     Our future success depends upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Our proved reserves will generally decline as a result of continued production, except to the extent that we conduct successful exploration or development activities or acquire properties containing proved reserves, or both. In order to increase reserves and production, we must continue our development and exploration drilling and recompletion programs or undertake other replacement activities.

     Exploratory drilling and, to a lesser extent, development drilling involve a high degree of risk that we will not obtain commercial production or that our production will be insufficient to recover drilling and completion costs. We cannot state the costs of drilling, completing and operating wells with certainty. Numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment may curtail, delay or cancel our drilling operations. Furthermore, there is no guarantee that we will recognize a profit on the investment or that we will recover our drilling, completion and operations cost upon the completion of a well.

     There are certain risks associated with secondary recovery operations, especially the use of waterflooding techniques. Part of our inventory of development prospects consists of waterflood projects. Waterflooding involves significant capital expenditures and uncertainty as to the total amount of secondary reserves that we can recover. In waterflood operations, there is generally a delay between the initiation of water injection into a formation containing hydrocarbons and any resulting increase in production. The operating cost per unit of production of waterflood projects is generally higher during the initial phases of such projects due to the purchase of injection water and related costs, as well as during the later stages of the life of the project as production declines. The degree of success, if any, of any secondary recovery program depends on a large number of factors, including the porosity of the formation, the technique used and the location of injector wells.

     Our current strategy includes increasing our reserve base through acquisitions of producing properties, continued exploitation of our existing properties and exploration of new and existing properties. We cannot assure you, however, that our planned development and exploration projects and acquisition activities will result in significant additional reserves or that we will have continuing success drilling productive wells at low finding and development costs. Furthermore, while our revenues may increase if prevailing oil and gas prices increase significantly, our finding costs for additional reserves could also increase.

Acquisition Risks

     We expect to continue to evaluate and pursue acquisition opportunities available on terms that our management considers favorable to us. The successful acquisition of producing properties involves an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond our control. This assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with such an assessment of the subject properties, we perform a review that we believe is generally consistent with industry practices. This review, however, will not reveal all existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural and environmental problems are not necessarily observable even upon inspection. We generally assume preclosing liabilities, including environmental liabilities, and generally acquire interests in the properties on an "as is" basis. With respect to our acquisitions to date, we have no material commitments for capital expenditures to comply with existing environmental requirements. In addition, volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploration projects. We cannot assure you that our acquisitions will be successful. Any unsuccessful acquisition could have a material adverse effect on us.

We Have a Limited Operating History and Have Grown Rapidly

     We began operations in March 1995, and our brief operating history includes four years of net losses and rapid growth. As a result, our historical results are not readily comparable to and may not be indicative of future results. We cannot assure you that we will continue to experience growth in, or maintain our current level of, revenues, oil and gas reserves or production. Future tax amounts, if any, will depend on several factors, including, but not limited to, our results of operations.

     Our rapid growth has placed significant demands on our administrative, operational and financial resources. Any future growth of our oil and gas reserves, production and operations would place significant further demands on our financial, operational and administrative resources. Our future performance and profitability will depend in part on our ability to successfully integrate the administrative and financial functions of acquired properties and companies into our operations, to hire additional personnel and to implement necessary enhancements to our management systems to respond to changes in our business.
We cannot assure you that we will be successful in these efforts. Our inability to integrate acquired properties and companies, to hire additional personnel or to enhance our management systems could have a material adverse effect on our results of operations.

Our Use of Leverage Limits Operational Flexibility

     We have certain debt obligations that may affect our operations, including:


 .    our need to dedicate a substantial portion of our cash flow from operations to the payment of interest on our indebtedness which prevents these funds from being available for other purposes;

 .    the covenants contained in our credit facility limit our ability to borrow additional funds or to dispose of assets and may affect our flexibility in planning for, and reacting to, changes in business conditions; and

 .    our potential inability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes.

Moreover, future acquisition or development activities may require us to alter our capitalization significantly. These changes in capitalization may significantly alter our leverage structure. Our ability to meet our debt service obligations and to reduce our total indebtedness will depend on our future performance, which will be subject to general economic conditions and to financial, business and other factors affecting our operations, many of which are beyond our control. We cannot assure you that economic conditions and financial, business and other factors will not adversely affect our future performance.

Drilling and Operating Risks; Uninsured Risks

     Drilling activities are subject to many risks, including well blow outs, cratering, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gases and other environmental hazards and risks, any of which could result in substantial losses to us. In addition, we incur the risk that we will not encounter any commercially productive reservoirs through our drilling operations. We cannot assure you that the new wells we drill will be productive or that we will recover all or any portion of our investment in wells drilled. Drilling for oil and gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce net reserves to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. Numerous factors, many of which are beyond our control, including economic conditions, mechanical problems, title problems, weather conditions, compliance with governmental requirements and shortages and delays in the delivery of equipment and services may curtail, delay or cancel our drilling operations. In accordance with industry practices, we maintain insurance against some, but not all, of these risks. We cannot assure you that any of our insurance will be adequate to cover losses or liabilities.

Our Hedging Activities May Not Adequately Offset Risks We Face

     Our use of energy swap arrangements and financial futures to reduce our sensitivity to oil and gas price volatility is subject to a number of risks. If we do not produce reserves at the rates we estimated due to inaccuracies in the reserve estimation process, operational difficulties or regulatory limitations, we would be required to satisfy obligations we may have under fixed price sales and hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of our own production. Further, the terms under which we enter into fixed price sales and hedging contracts are based on assumptions and estimates of numerous factors such as cost of production and pipeline and other transportation costs to delivery points. Substantial variations between the assumptions and estimates we used and actual results we experience could materially adversely affect our anticipated profit margins and our ability to manage the risk associated with fluctuations in oil and gas prices. Additionally, fixed price sales and hedging contracts limit the benefits we will realize if actual prices rise above the contract prices. In addition, fixed price sales and hedging contracts are subject to the risk that the counter-party may prove unable or unwilling to perform its obligations under such contracts. Any significant nonperformance could have a material adverse financial effect on us. As of March 31, 1999, 7,593,000 and 1,365,000 MMbtu of our 1999 and 2000 production, respectively, were subject to hedging contracts.

We Are Subject to Extensive Government Regulations

     Our business is subject to federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and gas, as well as safety matters that change from time to time in response to economic or political conditions. Although we believe we are in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations change frequently, and these laws and regulations are subject to interpretation. Consequently, we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may have to expend a significant amount of resources to comply with government laws and regulations, and these expenditures may have a material adverse effect on our business, financial condition and results of operations.

Compliance with Environmental Regulations

     Our operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on our business, financial condition and results of operations. The discharge of oil, gas or other pollutants into the air, soil or water may give rise to significant liability on our part to the government and third parties and may require us to incur substantial costs of remediation. Moreover, we have agreed to indemnify sellers of producing properties purchased in each of our substantial acquisitions against environmental claims associated with these properties. We cannot assure you that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the results of our operations or our financial condition or that material indemnity claims will not arise against us with respect to properties we acquired.

Competition in Our Industry is Intense

     We operate in the highly competitive areas of oil and gas exploration, development, acquisition and production with other companies, many of which have substantially larger financial resources, staffs and facilities. In seeking to acquire desirable producing properties or new leases for future exploration and in marketing our oil and gas production, we face intense competition from both major and independent oil and gas companies. Many of these competitors have financial and other resources substantially in excess of those available to us. This highly competitive environment could have a material adverse effect on us.

We Depend on Certain Key Personnel

     Our success has been and will continue to be highly dependent on Jack Hightower, our Chairman of the Board and Chief Executive Officer, and a limited number of other senior management personnel. Loss of the services of Mr. Hightower or any of those other individuals could have a material adverse effect on our operations. We maintain a $3.0 million key man life insurance policy on the life of Mr. Hightower, but no other senior management personnel. In addition, we have 76 employees at June 1, 1999. We cannot assure you that we will be successful in retaining key personnel. Our failure to hire additional personnel, if necessary, or retain our key personnel could have a material adverse effect on our business, financial condition and results of operations.

We Are Currently Controlled by Certain Existing Stockholders

     Our directors, executive officers and principal stockholders, and certain of our affiliates, beneficially own approximately 65.9% of our outstanding common stock on a fully-diluted basis (38.0% assuming the sale of the Titan shares relating to this prospectus). Accordingly, these stockholders, as a group, are currently able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our Amended Certificate of Incorporation or Bylaws and the approval of mergers and other significant corporate transactions. Following the sale of the Titan shares relating to this prospectus, such stockholders will still retain significant influence over such matters. The existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of common stock will be able to affect our management or direction. These factors may also have the effect of delaying or preventing a change in our management or voting control.

Anti-Takeover Provisions

     Delaware law includes a number of provisions that may have the effect of delaying or deterring a change in the control of our management and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions may make it more difficult for our stockholders to benefit from certain transactions which are opposed by the incumbent Board of Directors.

Year 2000 Compliance

     Many computer software systems, as well as certain hardware and equipment using date-sensitive data, were structured to use a two-digit date field meaning that they may not be able to properly recognize dates in the year 2000. We are addressing this issue through a process that entails evaluation of our critical software and, to the extent possible, our hardware and equipment to identify and assess Year 2000 issues and to remediate, replace or establish alternative procedures addressing non-Year 2000 compliant systems, hardware and equipment.

     We have substantially completed an inventory of our systems and equipment, including computer systems and business applications. Based upon this review, we currently believe that all of our critical software and computer hardware systems are either Year 2000 compliant or will be within the next three months. We are continuing to inventory our equipment and facilities to determine if they contain embedded date-sensitive technology. If problems are discovered, remediation, replacement or alternative procedures for non-compliant equipment and facilities will be undertaken on a business priority basis. This process will continue and, depending upon the equipment and facilities, is scheduled for completion during the first three quarters of 1999.

     As of March 31, 1999, we have not incurred any material amount of expense related to our Year 2000 compliance efforts. These costs are currently being expensed as they are incurred. However, in certain instances, we may determine that replacing existing equipment may be more efficient, particularly where additional functionality is available. These replacements may be capitalized and therefore would reduce the estimated 1999 expenses associated with the Year 2000 issue. We currently expect total out-of-pocket costs to become Year 2000 compliant to be less than $100,000. We currently expect that such costs will not have a material adverse effect on our financial condition, operations or liquidity.

     The foregoing timetable and assessment of costs to become Year 2000 compliant reflect our management's current best estimates. These estimates are based on many assumptions, including assumptions about the cost, availability and ability of resources to locate, remediate and modify affected systems, equipment and facilities. Based upon our activities to date, we do not currently believe that these factors will cause results to differ significantly from those estimated. However, we cannot reasonably estimate the potential impact on its financial condition and operations if key third parties including, among others, suppliers, contractors, joint venture partners, financial institutions, customers and governments do not become Year 2000 compliant on a timely basis. We are contacting many of these third parties to determine whether they will be able to resolve in a timely fashion their Year 2000 issues as they may affect our business.

     In the event that we are unable to complete the remediation or replacement of our critical systems, facilities and equipment, establish alternative procedures in a timely manner, or if those with whom we conduct business are unsuccessful in implementing timely solutions, Year 2000 issues could have a material adverse effect on our liquidity and results of operations. At this time, the potential effect in the event we and/or third parties are unable to timely resolve Year 2000 problems is not determinable; however, we currently believe that we will be able to resolve our own Year 2000 issues in a timely manner.

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in or incorporated by reference into this prospectus, including, but not limited to, those regarding our financial position, business strategy and other plans and objectives for future operations and any other statements which are not historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the expected effects on our business or operations. Among the factors that could cause actual results to differ materially from our expectations are inherent uncertainties in interpreting engineering and reserve data, operating hazards, delays or cancellations of drilling operations for a variety of reasons, competition, fluctuations and volatility in oil and gas prices, our ability to successfully integrate the business and operations of acquired companies, compliance with government and environmental regulations, increases in our cost of borrowing or inability or unavailability of capital resources to fund capital expenditures, dependence on key personnel, changes in general economic conditions and/or in the markets in which we compete or may, from time to time, compete and other factors including but not limited to those set forth in "Risk Factors" or in "Titan." These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. We assume no obligation to update any of these statements.

                              SELLING STOCKHOLDERS


     The following table sets forth the names of the selling stockholders, the aggregate number of shares owned by each selling stockholder prior to this offering, the percentage of our outstanding common stock owned by each such selling stockholder prior to this offering, the aggregate number of shares to be offered by each selling stockholder, the aggregate number of shares to be owned by each selling stockholder after the sale of all shares in this offering and the percentage of our outstanding common stock that will be owned by each such selling stockholder thereafter, in each case assuming the offering and sale of all shares covered by this prospectus.

                                         Shares Beneficially Owned                                 Shares Beneficially Owned
                                            Prior to Offering                                           After Offering
                                       ----------------------------                             ----------------------------
                                                                          Number of
                                       Number of                            Shares              Number of
       Selling Stockholders             Shares           Percent (1)    Being Offered(2)         Shares          Percent(1)
---------------------------------      ----------        ----------     ---------------         ---------        ---------
Natural Gas Partners, L.P. (3)(6)
777 Main Street, Suite 2250
Fort Worth, Texas  76102                6,159,366            16.24%           6,159,366                --               --

Natural Gas Partners II, L.P.(4)
777 Main Street, Suite 2250
Fort Worth, Texas 76102                 5,000,777            13.18%           5,000,777                --               --

NGP Louisiana Partners, L.P. (5)(6)
777 Main Street, Suite 2250
Fort Worth, Texas  76102                  357,486                 *             357,486                --               --
                                       ----------        ----------     ---------------         ---------        ---------
   Total .........................     11,517,629            30.36%          11,517,629                --               --
                                       ==========        ==========     ===============         =========        =========

____________________

*Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

(1) Based on 37,934,675 shares of Common Stock issued and outstanding as of May 28, 1999.

(2) An indeterminate number of the shares being offered by each selling stockholder is allocable to the interests of the general partners of Natural Gas Partners, L.P. and Natural Gas Partners II, L.P.

(3) 1,391,959 of the shares being offered were acquired from us pursuant to the Amended and Restated Merger Agreement among Titan, Offshore Energy Development Corporation and our wholly-owned subsidiaries. We are registering such shares pursuant to certain registration requirements contained in a registration rights agreement entered into pursuant to such merger agreements to permit secondary trading of the acquired shares. See "Plan of Distribution." 4,767,407 of the shares being offered were acquired from us in a private placement that was completed in April 1995.

(4) These shares were acquired from us in a private placement that was completed in April 1995.

(5) The shares being offered were acquired from us pursuant to the Carrollton Merger Agreement. We are registering the shares received pursuant to the Carrollton Merger Agreement pursuant to certain registration requirements contained in a registration rights agreement entered into pursuant to such merger agreements to permit secondary trading of the acquired shares. See "Plan of Distribution."

(6) Natural Gas Partners, L.P. ("NGP") is the sole limited partner of NGP-Louisiana Partners, L.P. ("NGP-Louisiana") and owns a 95.07% economic interest in NGP-Louisiana. A corporation serves as the general partner and owns the remaining 4.93% of NGP-Louisiana.

     Each of the selling stockholders is offering to sell its shares in Titan in accordance with its obligations to its limited partners under the limited partnership agreement governing such selling stockholder. A portion of the Titan shares owned by Natural Gas Partners, L.P. and Natural Gas Partners II, L.P., as listed in the above table, is allocable to the interest of the general partner of each of these partnerships. The number of shares attributable to the interests, which could range from under 5% to 20% of the shares, subject to this prospectus, cannot be specifically calculated until final disposition of the Titan shares. The general partners will sell the shares allocable to them pursuant to the prospectus only pursuant to an overallotment option in an underwritten offering; otherwise such shares will be distributed to the general partners on or after the proceeds of the sale of the shares sold pursuant hereto are distributed to the limited partners of the selling stockholders.

                              PLAN OF DISTRIBUTION


     The Titan common stock may be sold from time to time by the selling stockholders, subject to certain restrictions. All sales may be made by the selling stockholders on the Nasdaq National Market, in privately negotiated transactions or otherwise. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices at negotiated prices or at fixed prices. The common stock may be sold by one or more of the following methods:

 .    A block trade in which the broker or dealer so engaged will attempt to sell the common stock as agent, but may position and resell a portion of a block as principal to facilitate the transaction;

 .    An underwritten public offering;

 .    Sales to a broker or dealer as principal, and resale by such broker or dealer, for its account pursuant to this prospectus;

 .    Ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

 .    Privately negotiated transactions.

     The selling stockholders may effect such transactions by selling the common stock through or to brokers or dealers, and such brokers or dealers may receive compensation in the form of discounts or commissions from the selling stockholders, and may receive commissions from the purchasers of the common stock for whom they may act as agent. At the time a particular offer of shares is made, to the extent required, a prospectus supplement will be distributed that will set forth the specific shares to be sold and the terms of the offering, including the name or names of any underwriters or dealer-agents, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     Any of the shares covered by this prospectus which qualifies for sale pursuant to Rule 144 or Rule 145 under the Securities Act of 1933 may be sold under that rule rather than pursuant to this prospectus.

     We cannot assure you that the selling stockholders will sell any or all of the common stock offered by them hereunder.

     We will pay all fees and expenses incident to the preparation and filing of the Registration Statement and this prospectus, including legal and accounting fees and expenses and any printing expenses other than any underwriting discounts, any selling commissions payable in respect of sales of the common stock, all of which will be paid by the selling stockholders. We will receive no part of the proceeds from sales of the common stock. We intend to keep the Registration Statement effective until the earlier of such time as the amount of common stock held by the selling stockholders represents less than 10% of the initial number amount of common stock and December 31, 1999.

     The selling stockholders and any broker-dealer acting in connection with the sale of the common stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the common stock by them, may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby has been passed upon by Thompson & Knight, P.C.

                                    EXPERTS

     The consolidated financial statements of Titan Exploration, Inc. as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 and the statements of revenues and direct operating expenses for the 1996 Acquisition for the years ended December 31, 1995, 1994, and 1993, have been incorporated herein by reference in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     Certain estimates of oil and gas reserves included and incorporated by reference herein were based upon engineering evaluations prepared by Williamson Petroleum Consultants, Inc., independent engineers. Of the Company's total PV-10, Williamson evaluated certain properties representing 100%, 90% and 77% of PV-10 for the years ended December 31, 1996, 1997 and 1998, respectively. Such estimates are included or incorporated herein in reliance on the authority of such firm as experts in such matters.

                         GLOSSARY OF OIL AND GAS TERMS

     The following are abbreviations and definitions of terms commonly used in the oil and gas industry and in this prospectus. Unless otherwise indicated in this prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple. BOEs are determined using the ratio of six Mcf of natural gas to one Bbl of oil.

     "Bbl" means a barrel of 42 U.S. gallons of oil.

     "Bcfe" means billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     "BOE" means barrels of oil equivalent.

     "Btu" means the measure of the amount of heat required to raise the temperature of one pound of water one degree Fahrenheit.

     "Completion" means the installation of permanent equipment for the production of oil or gas.

     "Gross," when used with respect to acres or wells, refers to the total acres or wells in which the Company has a working interest.

     "MBbls" means thousands of barrels of oil.

     "Mcf" means thousand cubic feet of natural gas.

     "Mcfe" means 1,000 cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     "MMbtu" means one million Btu's.

     "MMcf" means million cubic feet of natural gas.

     "MMcfe" means million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     "Net," when used with respect to acres or wells, refers to gross acres of wells multiplied, in each case, by the percentage working interest owned by the Company.

     "Oil" means crude oil or condensate.

     "Present Value of Future Revenues" or "PV-10" means the pretax present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

     "Proved developed reserves" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     "Proved reserves" means the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

     i. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

     ii. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

     iii. Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

     "Proved undeveloped reserves" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     "Recompletion" means the completion for production of an existing well bore in another formation from that in which the well has been previously completed.

     "Reserves" means proved reserves.

     "Royalty" means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

     "Working interest" means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in a lease burdened only by a landowner's royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production.

     "Workover" means operations on a producing well to restore or increase production.

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                            TITAN EXPLORATION, INC.